Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Spectra Energy Partners, LP

(Commission File No.: 001-33556)

ENB – SEP Transaction FAQ – FINAL 8/24/18

1.	Where can I find additional information about the transaction?

•	http://www.spectraenergypartners.com/investors/press-releases?id=122600

2.	When is the transaction expected to close?

•	The transaction is expected to close in the fourth quarter 2018.

3.	Will Enbridge personnel be able to help with my tax-related questions?

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If you have tax related questions, please contact a tax advisor familiar with partnership taxation and specifically, the taxation of Master Limited Partnership unitholders. Enbridge’s investor relations department is not staffed by tax personnel and Enbridge personnel do not provide tax advice.

4.	What are the expected U.S. federal income tax consequences to the SEP unitholders resulting from the transaction and how will the transaction affect their taxes?

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The exchange of SEP units for ENB common stock should be treated as a taxable transaction for US federal income tax purposes. The tax consequences of the transaction to each SEP unitholder will be unique and depend on the SEP unitholder’s particular facts and circumstances. You should consult your own tax advisor to determine the specific consequence of the transaction to you, including under the law of any applicable state, local or foreign jurisdiction, and under any applicable US federal laws other than those pertaining to income taxes.

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A US holder of SEP units should recognize a taxable gain or loss resulting from the transaction in the same manner as if the unitholder were to sell its units for cash equal to the fair market value of the ENB shares and any cash in lieu of fractional shares that the unitholder receives in exchange for its units. To the extent a unitholder’s prior allocations of depreciation deductions exceed the economic depreciation of the underlying assets, prior depreciation deductions will be recaptured as ordinary income upon the sale. Passive losses that were suspended and not deductible by a unitholder in prior taxable periods may be available to offset all or a portion of any gain (including recapture) recognized by such unitholder.

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You can visit the website https://www.taxpackagesupport.com/spectra to estimate your gain or loss on this transaction via the online K-1 support. Unitholders not registered with the website will need to register to access the website. Please note the gain/loss calculator will calculate a unitholder’s estimated gain or loss based on the unitholders tax basis at December 31, 2017. SEP 2018 operating activity will not be reflected in the estimated results from the gain/loss calculator.

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THE LINK TO THE TAX PACKAGE SUPPORT WEBSITE IS PROVIDED FOR CONVENIENCE ONLY, AND THE INFORMATION CONTAINED ON THE TAX PACKAGE SUPPORT WEBSITE IS EXPRESSLY NOT INCORPORATED BY REFERENCE INTO THIS DOCUMENT. YOUR ORIGINAL BASIS INFORMATION WAS PROVIDED TO THE OPERATOR OF THE TAX PACKAGE SUPPORT WEBSITE BY YOUR BROKER AND YOU SHOULD CONSULT YOUR BROKER AND TAX ADVISOR TO CONFIRM YOUR BASIS INFORMATION. NEITHER ENBRIDGE NOR SEP OPERATE THE WEBSITE, CANNOT GUARANTEE THE ACCURACY OF THE INFORMATION ON THE WEBSITE AND DISCLAIM ANY RESPONSIBILITY FOR SUCH INFORMATION.

5.	What are the expected state income tax consequences to the SEP unitholders resulting from the transaction and how will the transaction affect their state taxes?

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The taxable transaction will have state income tax consequences. Your most recent Schedule K-1 will report state apportionment factors to help estimate your state income tax impact. You should consult your own tax advisor to determine the specific consequences to you of the transaction.

6.	What tax documents will I receive after the close of the transactions? When should I expect to receive a K-1?

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SEP unitholders will receive a final Schedule K-1 and supporting materials (expected to be delivered in March 2019). SEP unitholders can expect to receive a final Schedule K-1, an Ownership Schedule, a Sales Worksheet, and a State Tax Schedule as part of that package.

7.	What consideration did I receive for my SEP units?

•	In general, holders of SEP units will receive 1.111 shares of ENB common stock for each SEP unit.

•	No fractional shares will be issued in the transaction. SEP unitholders will be paid cash in lieu of fractional units.

8.	Can I access the Registration Statement, Proxy Statement/ Prospectus and other documents filed with the SEC by Enbridge online?

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Enbridge will file with the SEC a registration statement on Form S-4, which will include a proxy statement for SEP and any other documents in connection with the transaction. Those materials, when filed with the SEC, will be available online at www.sec.gov.

9.	Will I receive Enbridge dividends after the transaction closes?

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Declaration of dividends is subject to the discretion of the Enbridge Board of Directors. Enbridge expects that the transaction will result in distributable cash flow to support annual dividend growth of 10% through 2020 with enhanced distributable cash flow coverage relative to the stand-alone coverage of SEP.

10.	What type of dividend does ENB pay?

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ENB is classified as a corporation for U.S. federal income tax purposes. A distribution of cash by ENB to a U.S. stockholder will generally be included in such U.S. stockholder’s income as ordinary dividend income to the extent of ENB’s current and accumulated ‘‘earnings and profits’’ as determined under U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions made by Enbridge as ordinary dividend income. The amount of the dividend distribution that each ENB stockholder must include in their income as a U.S. stockholder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in such stockholder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Please contact a tax advisor regarding specific tax related questions.

•	Enbridge should not be considered a passive foreign investment company (PFIC) for the purposes of the U.S. Internal Revenue Code.

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ENB is considered to be “a qualified foreign corporation” and the dividends paid on its common shares are considered to be “qualified dividends” as those terms are defined in the U.S. Internal Revenue Code. If you have any questions regarding the taxation of Canadian dividends in your local jurisdiction, please contact your local tax advisor.

11.	How will any Enbridge dividends be reported?

•	Enbridge stockholders will receive an annual IRS Form 1099-DIV reflecting their dividend income.

•	Non-Resident holders (any holder residing outside of Canada) will also receive an NR4 tax form which shows the non-resident tax that was deducted where applicable.

12.	Is Enbridge’s dividend subject to withholding taxes?

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Yes. Withholding taxes apply to dividends paid to U.S. shareholders but may be limited to 15% under the applicable U.S. – Canadian tax treaty. Subject to certain limitations, Canadian tax withheld may be deductible or creditable against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. Accordingly, U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

•	Please contact your account administrator or broker for additional information and forms related to filing for exemption from Canadian withholding taxes for U.S. residents.

13.	As an SEP unitholder I currently receive distributions U.S. dollars – will my new Enbridge dividends continue to be paid in U.S. dollars?

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Enbridge declares its dividend in Canadian dollars. Enbridge common shares trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) will pay dividends in Canadian dollars. However, Enbridge delivers payment to U.S. holders of Enbridge common shares in U.S. dollars. Fluctuations in the Canadian dollar/U.S. dollar exchange rate may impact the value of any dividend payments received by U.S. holders of Enbridge common shares.

14.	I’m not sure who my account administrator/broker is, how can I find this out?

•	Please contact the K1 Support Center https://www.taxpackagesupport.com/spectra and they will be able to assist you in determining the party reporting ownership on your behalf.

15.	As a unitholder, is there anything I need to do or forms that I will need to complete in order to have my shares successfully exchanged in accordance with the offer terms?

•	Units held in book entry form will convert automatically and no unitholder action is required.

•	Unitholders of certificated shares will receive a letter of transmittal following the transaction closing which will provide instructions on how to surrender and exchange their units.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on Enbridge’s and SEP’s respective beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions and include, but are not limited to, statements regarding the expected closing, consummation, completion, timing and benefits of the proposed merger of SEP and Autumn Acquisition Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Enbridge (the “Proposed Merger”), the expected synergies and shareholder value to result from the combined company, the expected levels of cash distributions by SEP with respect to its common units, the expected levels of dividends by Enbridge to its shareholders, the expected financial results of Enbridge, SEP and their affiliates, future credit ratings, financial condition and business strategy of Enbridge, SEP and their affiliates.

Although SEP and Enbridge believe these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (“NGL”) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labor and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for projects; anticipated in-service dates; weather; the timing and closing of dispositions; the realization of anticipated benefits and synergies of the Proposed Merger; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on future cash flows; credit ratings; capital project funding; expected earnings; expected future cash flows; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for SEP’s and Enbridge’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments and may impact levels of demand for SEP’s and Enbridge’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Proposed Merger, expected earnings and cash flow or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labor and construction materials; the effects of inflation and foreign exchange rates on labor and material costs; the effects of interest rates on borrowing costs; the impact of weather and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the risk that the Proposed Merger does not occur; negative effects from the pendency of the Proposed Merger; the ability to realize expected cost savings and benefits; the timing to consummate the Proposed Merger; whether SEP will produce sufficient cash flows to provide the level of cash distributions SEP expects with respect to its common units; whether Enbridge will produce sufficient cash flows to provide the level of dividends Enbridge expects with respect to its common shares; outcomes of litigation and regulatory investigations, proceedings or inquiries; operating performance of SEP and Enbridge; regulatory parameters regarding SEP and Enbridge; other Enbridge dispositions; the proposed simplification of Enbridge’s corporate structure; project approval and support; renewals of rights of way; weather, economic and competitive conditions; public opinion; changes in tax laws and tax rates; changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities; and any other risks and uncertainties discussed herein or in Enbridge’s and SEP’s other filings with Canadian and United States securities regulators. Except to the extent required by applicable law, Enbridge and SEP assume no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, SEP or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements. These factors, as well as additional factors that could affect Enbridge’s or SEP’s respective forward-looking statements, are described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Enbridge’s 2017 Form 10-K, filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators on February 16, 2018, SEP’s 2017 Form 10-K, filed with the SEC on February 16, 2018, and in Enbridge’s and SEP’s respective other filings made with the SEC and Canadian securities regulators, which are available via the SEC’s website at www.sec.gov and at www.sedar.com, as applicable. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Enbridge or SEP has described. All forward-looking statements in this release are made as of the date hereof and neither Enbridge nor SEP undertakes any obligation to publicly update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any consent or approval. The Proposed Merger between Enbridge and SEP will be submitted to the unitholders of SEP for their consideration. Enbridge will file with the SEC a consent solicitation statement of SEP that also constitutes a prospectus of Enbridge. Enbridge and SEP also plan to file other documents with the SEC regarding the Proposed Merger. INVESTORS AND SECURITY HOLDERS OF ENBRIDGE AND SEP ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Enbridge and SEP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the consent solicitation statement/prospectus and the filings with the SEC that will be incorporated by reference in the consent solicitation statement/prospectus can also be obtained, without charge, by directing a request either to Enbridge Inc., 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, Attention: Investor Relations or to Spectra Energy Partners, LP, 5400 Westheimer Court, Houston, Texas 77056, Attention: Investor Relations.

Participants in the Solicitation

Enbridge, and certain of its directors and executive officers, SEP, and certain of the directors and executive officers of GP, LLC, which manages the business and affairs of SEP, may be deemed participants in the solicitation of consent from the holders of SEP Common Units in connection with the Proposed Merger. Information about the directors and executive officers of Enbridge is set forth in its definitive proxy statement filed with the SEC on April 5, 2018. Information about the directors and executive officers of GP, LLC is set forth in SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available.